UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2019

VIACOM INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32686	20-3515052

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1515 Broadway, New York, NY	10036

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 258-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	VIA	NASDAQ Global Select Market
Class B common stock, par value $0.001 per share	VIAB	NASDAQ Global Select Market

Section 8 – Other Events

Item 8.01	Other Events.

As previously announced, on August 13, 2019, CBS Corporation, a Delaware corporation (“CBS”), and Viacom Inc., a Delaware corporation (“Viacom”), entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 16, 2019, pursuant to which, upon the terms and subject to the conditions set forth therein, Viacom will merge with and into CBS (the “Merger”), with CBS continuing as the surviving company. Immediately following the effective time of the Merger, the combined company will be renamed “ViacomCBS Inc.” (“ViacomCBS”).

Effective upon the closing of the Merger, Katherine Gill-Charest, Viacom’s Senior Vice President, Controller and Chief Accounting Officer, will serve as Executive Vice President, Controller and Chief Accounting Officer of ViacomCBS.

Important Information About the Pending Merger Between CBS and Viacom and Where To Find It

In connection with the pending merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-234238) (the “Registration Statement”) that includes a joint consent solicitation statement of CBS and Viacom and that also constitutes a prospectus of CBS (the “joint consent solicitation statement / prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2019. Viacom and CBS commenced mailing the definitive joint consent solicitation statement / prospectus to Viacom stockholders and CBS stockholders on or about October 28, 2019. This communication is not a substitute for the joint consent solicitation statement / prospectus or Registration Statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the pending merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the pending merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the pending merger may not be satisfied, (iii) the anticipated tax treatment of the pending merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the pending merger, (v) litigation relating to the pending merger against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the pending merger, (vii) any negative effects of the announcement, pendency or consummation of the pending merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the pending merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the pending merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the pending merger, are more fully discussed in the joint consent solicitation statement / prospectus included in the Registration Statement. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM INC.

By:	/s/ Christa A. D’Alimonte
Name:	Christa A. D’Alimonte
Title:	Executive Vice President, General Counsel and Secretary

Date: November 22, 2019

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